Exhibit 99.38

April 8, 2025	News Release
OceanaGold Provides Notice of First Quarter 2025 Results and
Conference Call, and Annual General and Special Meeting of
Shareholders
(VANCOUVER, BC) OceanaGold Corporation (TSX: OGC, OTCQX: OCANF) (“OceanaGold” or the “Company”) will release its operational and financial results for the first quarter of 2025 after market close on Wednesday, May 7, 2025. The results will be made available on the Company’s website at www.oceanagold.com. The Company will hold its 2025 Annual General and Special Meeting of Shareholders (the “AGM”) on Wednesday, June 4, 2025.
First Quarter 2025 Results Conference Call Details:
Senior management will host a conference call and webcast to discuss the quarterly results on Thursday, May 8, 2025 at 10:00 am EST (7:00 am PST). To participate in the conference call, please use one of the following methods:
Webcast: https://app.webinar.net/5bgEkA5kN1Q
Toll-free North America: 1-888-510-2154
International: 1-437-900-0527
If you are unable to attend the call, a recording will be made available on the Company’s website.
Virtual AGM Details:
The Company will hold its AGM on Wednesday, June 4, 2025, at 9:00 am EST (6:00 am PST). The meeting will be held virtually via a live webcast accessible on the day at: https://meetnow.global/MYZ5RD5.
The record date to determine the holders of the Company’s common shares who are entitled to notice of, and to vote at, the AGM is April 23, 2025. Detailed voting and participation instructions for eligible shareholders will be provided in the Company’s Notice of Annual General and Special Meeting of Shareholders and Management Information Circular.
About OceanaGold
OceanaGold is a growing intermediate gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the Haile Gold Mine in the United
www.oceanagold.com

States of America; Didipio Mine in the Philippines; and the Macraes and Waihi operations in New Zealand.
For further information please contact:
Investor Relations:
Rebecca Henare, Vice President, Investor Relations
Tel: +1 604-678-4123
ir@oceanagold.com
www.oceanagold.com